UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

Except as indicated below, this Report on Form 6-K is incorporated by reference to the registrant’s Registration Statements on Form F-3 (File No. 333-248068 and File No. 333-255346) filed with the Securities and Exchange Commission, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

Results of Annual General Meeting

On December 16, 2021, Brooge Energy Limited (the “Company”) held its annual general meeting of shareholders (the “Annual General Meeting”).

At the Annual General Meeting, holders of ordinary shares of the Company were asked to consider and vote upon the proposals set forth below. Each ordinary share was entitled to one vote with respect to each matter submitted to a vote at the Annual General Meeting. Ordinary shares representing 95,330,306, or 87% of the total votes attributable to all outstanding ordinary shares, were present in person or by proxy at the Annual General Meeting.

The matters considered and voted on by the shareholders at the Annual General Meeting and the votes of the shareholders noted below are final.

For proposals 1 through 8, the shareholders voted as follows with respect to the re-appointment of each of the nominees for director identified below:

Nominee	For	Against	Abstain	Broker Non-Votes
Dr. Yousef Mahmoud Mohammad Alassaf	95,330,306	0	0	0
Dr. Simon Victor Madgwick	2,995,449	92,334,357	500	0
Nicolaas Lammert Paardenkooper	93,314,288	0	2,016,018	0
Saleh Mohamed Yammout	93,303,638	0	2,026,668	0
Bryant Edwards	2,995,449	92,334,357	500	0
Lina Saheb	93,303,638	0	2,026,668	0
Tony Boutros	95,319,156	0	11,150	0
Nariman N. Karbhari	95,319,656	0	10,650	0

As a result of the Annual General Meeting, the Company’s board of directors now consists of Dr. Yousef Mahmoud Mohammad Alassaf, Nicolaas Lammert Paardenkooper, Saleh Mohamed Yammout, Lina Saheb, Tony Boutros, Nariman N. Karbhari.

For proposal 9, the shareholders ratified, on a non-binding basis, the appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2021, by the following vote:

For	Against	Abstain
95,329,806	500	0

These items were the only matters voted upon at the Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2021

BROOGE ENERGY LIMITED

By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper
Title: Chief Executive Officer